EXHIBIT 8

List of subsidiaries

Name	Jurisdiction

Wavecom Asia Pacific, Ltd.	Hong Kong SAR PRC
Wavecom, Inc.	Delaware, U.S.A.
Wavecom Northern Europe, Ltd.	United Kingdom
Wavecom GmBH	Germany
NexGen Software, S.A.S.	France